UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39481

PainReform Ltd.
(Exact Name of Registrant as Specified in Its Charter)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

DeepSolar Acquisition

On March 5, 2025, PainReform Ltd. (the “Company”) announced the closing of its previously reported acquisition of 100% of the business activity of DeepSolar, an AI-driven solar analytics platform, from BladeRanger Ltd, a public company registered under the laws of the State of Israel (“BLRN”) whose shares are listed for trading on Tel Aviv Stock Exchange under the ticker “BLRN”.

As a result of the acquisition, the Company issued to BLRN 178,769 ordinary shares of the Company, representing 9.9% of the Company’s issued and outstanding share capital (after such issuance) and 223,792 pre-funded warrants to purchase 223,792 ordinary shares. After the increase of the Company’s share capital at its shareholders meeting scheduled for April 3, 2025, the Company will issue the remaining securities to BLRN, which include (1) 685,004 pre-funded milestone warrants to purchase 685,004 ordinary shares, (2) 1,087,565 warrants-A to purchase 1,087,565 ordinary shares, and (3) 1,087,565 warrants-B to purchase 1,087,565 ordinary shares. In addition, certain employees of BLRN entered into employment agreements with the Company.

BLRN may not exercise any of the pre-funded warrants, pre-funded mile warrants, warrants-A or warrants-B held by it (or any assignee or transferee of BLRN), if, following such exercise, BLRN (including any assignee or transferee) holds ordinary shares of the Company which exceed 9.99% of the issued and outstanding share capital of the Company.

From ninety (90) days following the date of closing of the acquisition, the Company may not (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or (ii) file a registration statement or any amendment or supplement thereto, other than as contemplated pursuant to the Agreement.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

On March 5, 2025, the Company issued a press release entitled “PainReform Completes Strategic Acquisition of DeepSolar, Unlocking New Growth Opportunities in AI-Driven Solar Analytics.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAIN REFORM LTD.

Date: March 5, 2025	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release entitled “PainReform Completes Strategic Acquisition of DeepSolar, Unlocking New Growth Opportunities in AI-Driven Solar Analytics”, dated March 5, 2025.